TARO PHARMACEUTICAL INDUSTRIES LTD.

Notice of an Extraordinary Meeting

October 24, 2012

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of the shareholders (the “Extraordinary General Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) and the class meeting of the holders of the Company’s Ordinary Shares (the “Ordinary Class Meeting” and together with the Extraordinary General Meeting, the “Meetings”), nominal value NIS 0.0001 per share (the  “Ordinary Shares”) to be held on December 6, 2012, at 10:00 a.m., Israel time and December 6, 2012, at 11:00 a.m., Israel time, or immediately after the conclusion of the Extraordinary General Meeting, whichever is later, respectively, at the offices of Taro, Euro Park, Italy Building, Yakum, Israel. Following the Ordinary Class Meeting, a Class Meeting of the holders of the Company’s Founders’ Shares (the “Founders Class Meeting” and together with the Ordinary Class Meeting, the “Class Meetings”) will be held. At the Meetings, you will be asked to consider and vote on the approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”), of the merger of Taro with Aditya Acquisition Company Ltd., a company formed under the laws of the State of Israel (“Merger Sub”), under the control of Sun Pharmaceutical Industries Limited., a corporation organized under the laws of India (“Sun Pharma”), and a direct, wholly owned subsidiary of  Alkaloida Chemical Company Exclusive Group Limited, a company formed under the laws of Hungary (“Alkaloida”), including approval of: (i) the Agreement of Merger, dated as of August 12, 2012, by and among Sun Pharma, Alkaloida, Merger Sub and Taro (the “Merger Agreement”); (ii) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Taro, with Taro surviving and becoming an indirect, wholly owned subsidiary of Sun Pharma and its affiliates (the “Merger”); and (iii) all other transactions contemplated by the Merger Agreement.

If the merger is completed, Taro’s shareholders, other than Sun Pharma and any of its affiliates and Taro and any of its subsidiaries, will receive $39.50 in cash (the “Merger Consideration”), without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share held as of immediately prior to the effective time of the merger.

Your vote is very important, regardless of the number of Ordinary Shares you own. The Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement must be approved by: (i) 75% of the voting power of Taro present and voting at the Extraordinary General Meeting in person or by proxy including at least a majority of the voting power held by holders other than (A) Sun Pharma, Alkaloida, Merger Sub and their affiliates or (B) any other holders having a personal interest (as such term is defined in the Companies Law) in the Merger, present (in person or by proxy) and voting thereon (the shareholders described in (A) and (B), the “Interested Shareholders”) (unless the total voting power of the Company held by holders other than the Interested Shareholders and voting against the Merger does not exceed 2% of the total voting power of the Company); (ii) 75% of the Ordinary Shares present and voting at the Ordinary Class Meeting in person or by proxy; and (iii) 75% of the Founders’ Shares present and voting at the Founders Class Meeting in person or by proxy.

Record holders of our outstanding Ordinary Shares as of the close of business in New York City on October 29, 2012, the record date, are entitled to notice of and to one vote at the Meetings or any adjournment or postponement thereof per Ordinary Share held. Each of Sun Pharma and Alkaloida has agreed to vote or cause to be voted in favor of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement all of the Ordinary Shares it beneficially owns and has the power to vote or cause to be voted, equal to approximately 66.0% of the issued and outstanding Ordinary Shares and all of the Founders Shares beneficially owned by each of them (which constitute 100% of the Founders Shares), which together represent approximately 77.5% of the aggregate voting power of Taro.

After careful consideration the Special Committee of our Board of Directors composed entirely of independent directors (the “Special Committee”) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the unaffiliated shareholders of Taro and Taro’s Audit Committee determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Taro and its shareholders. The Special Committee and the Audit Committee each recommended to the Board of Directors the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Our Board of Directors has (i) upon such recommendations, (a) determined that the Merger is advisable and fair to and in the best interests of, Taro and its shareholders, (b) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (c) determined to recommend to the shareholders of Taro the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company in the Merger will be unable to fulfill the obligations of Taro to its creditors.

The Company intends to mail a proxy statement (the “Proxy Statement”) to its shareholders containing detailed information about the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Shareholders are urged to read the Proxy Statement carefully when it is available. Depending upon the time of completion and mailing of the Proxy Statement the time and place of the Meetings may be changed.

You may obtain information about the Merger Agreement from documents filed with the United States Securities and Exchange Commission.

Thank you for your support of Taro.

Sincerely,

/s/ Kal Sundaram

Kal Sundaram
Chairman of the Board of Directors